ISSUER FREE WRITING PROSPECTUS

Relating to Prospectus dated June 24, 2026

Filed pursuant to Rule 433

Registration Statement No.: 333-276069

Dated May 8, 2024

No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this document. Any representation to the contrary is an offence. This Offering (as defined herein) may not be suitable for you and you should only invest in it if you are willing to risk the loss of your entire investment. In making this investment decision, you should seek the advice of a registered dealer.

Offering Document under the Listed Issuer Financing Exemption

June 26, 2024

4FRONT VENTURES CORP.

(the “Company” or “4Front”)

SUMMARY OF OFFERING

What are we offering?

The Offering

A “best efforts” private placement of up to 47,620,000 units of the Company (“Units”) for gross proceeds of up to $5,000,100 (the “Offering”) pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”). Each Unit shall consist of one Class A subordinate voting share in the capital of the Company (“SVS”) and one SVS purchase warrant of the Company (“Warrant”). Each Warrant will entitle the holder thereof to acquire one additional SVS (“Warrant Share”) at a price of $0.13 per Warrant Share for a period of 60 months from the Closing Date (as defined below). Subject to the listing requirements of the Canadian Securities Exchange (the “CSE”), it is the intention of the Company to have the Warrants listed on the CSE upon closing of the Offering.

The Company has granted the Agents (as defined herein) an option to offer for sale up to an additional 15% of the Units, at the Offering Price, exercisable in whole or in part at any time for a period of up to 48 hours prior to the Closing Date (the “Agents’ Option”).

The Company has filed a shelf registration statement on Form S-3 (File No. 333-276069) with the U.S. Securities and Exchange Commission (“SEC”) that was declared effective on May 8, 2024. A supplement to the shelf prospectus contained in the registration statement is being filed with the SEC covering the Units, the SVS, the Warrants and the Warrant Shares pursuant to the Offering, which may be found under the Company’s profile at www.sec.gov or upon request from legal@4frontventures.com or from the Agent (as defined below) by calling 1-888-533-2266. Prospective investors should read the supplement and the shelf prospectus (as well as the registration statement) in their entirety before investing in the Offering.

Offering Price	$0.105 per Unit.

Minimum/Maximum Offering

There is no minimum amount of funds that must be raised under this Offering. This means that the Company could complete this Offering after raising only a small portion of the Offering amount set out above.

Closing Date

The Offering is expected to close on or about July 10, 2024 (the “Closing Date”) or on such other date or dates as the Company and the Agent may determine. The Offering is not anticipated to close in multiple tranches.

Exchange

The SVS are listed on the CSE under the symbol “FFNT” and on the OTCQX trading platform under the symbol “FFNTF.” It is the intention of the Company to have the Warrants issued under the Offering listed on the CSE.

Last Closing Price

The last closing price of the SVS on the CSE on June 25, 2024 was $0.13 and the last closing price of the SVS on the OTCQX was US$0.098. As at the date of this Offering Document, there is no market for the Warrants.

Description of SVS

The holders of SVS are entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except at meetings of which only the holders of another class of shares is entitled to vote. Each SVS shall entitle the holder thereof to one vote at each such meeting.

The holders of SVS shall be entitled to receive such dividends payable in cash, stock or property of the Company as may be declared thereon by the directors from time to time but subject to the rights, privileges, restrictions and conditions of any other class of shares issued by the Company.

In the event of liquidation, dissolution or winding-up of the Company, holders of the SVS shall be entitled to participate in the distribution of assets of the Company subject to the rights, privileges, restrictions and conditions of any other class of shares issued by the Company.

4Front is conducting a listed issuer financing under section 5A.2 of National Instrument 45-106 Prospectus Exemptions. In connection with this Offering, the Company represents the following is true:

•	The Company has active operations and its principal asset is not cash, cash equivalents or its exchange listing.

•	The Company has filed all periodic and timely disclosure documents that it is required to have filed.

•

The total dollar amount of this Offering, in combination with the dollar amount of all other offerings made under the listed issuer financing exemption in the 12 months immediately before the date of this offering document, will not exceed $10,000,000.

•

The Company will not close this Offering unless the issuer reasonably believes it has raised sufficient funds to meet its business objectives and liquidity requirements for a period of 12 months following the distribution.

•

The Company will not allocate the available funds from this Offering to an acquisition that is a significant acquisition or restructuring transaction under securities law or to any other transaction for which the issuer seeks security holder approval.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This offering document contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “will”, “proposes”, “expects”, “targeted”, “possible”, “continue”, “estimates”, “intends”, “anticipates” or “believes”, or variations (including negative and grammatical variations) of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Examples of such forward-looking statements in this offering document include the closing of the Offering, the use of proceeds and the use of the available funds following completion of the Offering, the intention to list the Warrants on the CSE, the exercise of the Agents’ Option anticipated purchase prices to be allocated to the purchase of equipment from the proceeds of the Offering, expected timing for closing of the Ann Arbor, Michigan dispensary sale, regulatory approvals for state dispensaries, timing for cultivation operations of its Matteson, Illinois production facility, the capabilities of our product offerings and value to pharmaceutical businesses, the effectiveness of our sales strategy, the Company’s business plans, milestones and timelines, the cost and timing of business activities and the results that may be obtained therefrom and adequacy of financial resources and our sales strategy.

These forward-looking statements reflect the current expectations, assumptions or beliefs of the Company based on information currently available to the Company and are based on factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. The material factors and assumptions used to develop the forward-looking statements contained in this offering document include, without limitation, the cannabis market, the regulatory framework applicable to the Company and its operations, that the Company is able to raise the maximum amount of $5,000,100 under the Offering, that the Company’s sales strategy will be effective, that there is demand for our products and services, that the Company will continue to have sufficient working capital, the Company’s intention to challenge past taxes owed on the basis that U.S. Internal Revenue Code Section 280E (“280E”) is unconstitutional in nature, the Company’s ability to refinance its debt, economic conditions, access to equity and debt markets and associated costs of funds, availability of a qualified work force and that the Company’s proposed milestones and estimated costs to achieve them are achieved. There can be no assurance that forward-looking statements will prove to be accurate, as actual results, performance or developments could differ materially from those anticipated in such statements. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. The factors identified above are not intended to represent a complete list of the factors that could affect the Company.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or developments to be materially different from any future results, performance or developments expressed or implied by the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Prospective investors should consider the risk factors set forth below, as well as risks described in the Company’s Management Discussion and Analysis for the periods ended December 31, 2023 and March 31, 2024 filed on our SEDAR+ profile at www.sedarplus.ca and with the SEC at www.sec.gov. Risks which may impact the forward looking information contained in this offering document include but are not limited to, the Company being unable to raise sufficient financing from investors and electing not to complete the Offering; costs, timing and the results that may be obtained in relation to the Company’s business plans and operations; general political and economic conditions; public opinion and perception of the cannabis industry; reliance on the expertise and judgment of senior management of the Company, and the ability to retain such senior management; the

Company’s ability to obtain additional funding; the Company’s history of losses and negative cashflow, which may continue into the foreseeable future; general competitive, political and social uncertainties including recession, interest rate hikes, trade disputes, war and other factors; and public health crises and other uninsurable risks.

The forward-looking information contained in this offering document is expressly qualified by this cautionary statement. We undertake no duty to update any of the forward-looking information to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.

Currency

All references to $ or dollars herein are to Canadian dollars. All references to US$ or US dollars herein are to US dollars.

SUMMARY DESCRIPTION OF BUSINESS

What is our business?

As of June 26, 2024, the Company has two business segments:

•

THC Cannabis – Encompassing the cultivation, production, manufacturing, and distribution of THC cannabis products to owned dispensaries and third-party retailers, providing ancillary services for the support of wholesale operations, and retail sales direct to end consumers.

•	CBD Wellness – Pure Ratios encompasses the production and sale of CBD products to third-party customers via a national direct-to-consumer e-commerce platform.

THC Cannabis - Retail

As part of its THC Cannabis segment, the Company owns and operates three dispensaries in Massachusetts, and two dispensaries in Illinois, and manages a third dispensary in Illinois. The Company has entered into a conditional management services agreement to manage a fourth dispensary, which is still under construction. The Company leases the real estate of all three Massachusetts dispensaries and three of the Illinois dispensaries. The Company owns the real estate at its South Shore, Illinois dispensary.

The Company’s dispensaries are branded under the “MISSION” retail brand. The dispensaries sell products which are either: (1) purchased from licensed cannabis producers in the state in which they operate, if allowed under state law and regulation; or, (2) transferred from the Company’s owned production operations within the relevant state market as in the case of markets where “vertical integration” is allowed (i.e. jurisdictions in which the Company can and does own both retail and production cannabis assets such as Illinois or Massachusetts).

The Company is focused on expanding its own production assets in order to provide better product availability for the retail segments, especially focusing on increasing supply of high-quality dried cannabis flower in markets where such product is in relatively short supply, such as Illinois and Massachusetts.

Generally, the Company sells cannabis packaged goods in accordance with applicable state law and regulation through retail dispensaries (i.e. in store). The Company has also expanded its services in certain markets to accommodate online ordering, curbside pickup, and delivery where such activities are permitted by applicable state law and regulation.

THC Cannabis - Cultivation & Production

As part of its THC Cannabis segment, the Company operates three cultivation and production facilities in Massachusetts and one facility in Illinois. The Company leases all these facilities. The Company produces dried cannabis flower and trim, extracted cannabis products such as wax and distillate, and cannabis infused edible products in its production facilities.

The Company employs certain state registered and unregistered trademarks in association with its cannabis goods, including the dried cannabis flower brands “Island”, “Legends” and “The Hunt”; the edibles brands “Chewee’s”, “Hi-Burst,” “Marmas” and “KOKO Gemz,”; and the extracts brands “Evergreen Cannabis”, “Dabl” and “Crystal Clear”.

CBD Wellness

The Company’s CBD Wellness segment is focused upon its ownership and operation of its wholly owned subsidiary, Pure Ratios. Pure Ratios is a cannabidiol (“CBD”) products company that sells a variety of CBD products, both directly to consumer, business to business, and through third party fulfillment vendors. The products include CBD patches, salves, roll-ons, and tablets containing CBD with adaptogenic mushroom ingredients. Pure Ratios produces certain base ingredients, such as the CBD plus proprietary ingredient mixtures which are then injected into the finished patches by contract manufacturers. The Company also sells its Pure Ratios branded products through its CBD e-commerce platform www.pureratios.com.

Pure Ratios utilizes reservoir patch technology, trade secrets and other intangible know-how in the creation and formulation of the proprietary blend of herbs and other ingredients which are combined with CBD in its products.

Pure Ratios creates certain of its CBD source materials through its proprietary processes and techniques, but creation and assembly of finished goods (e.g. salves, patches, etc.) is contracted to third party contract manufacturers. Additionally, Pure Ratios contracts with an internet sales organization which advertises Pure Ratios products, and then fulfills those products as well.

Recent developments

The following is a brief summary of key recent developments involving or affecting the Company:

•

On March 27, 2023, the Company entered into an agreement to acquire Euphoria, LLC, which held a conditional adult use dispensary license in the state of Illinois. The acquisition is subject to regulatory approval and would be the Company’s third dispensary in the state.

•

On May 19, 2023, as part of a strategic shift to focus on its core profitable markets, the Company entered into an agreement to sell its retail dispensary located in Ann Arbor, Michigan operating under Om of Medicine, LLC. The transaction has received regulatory approval and is expected to close in August 2024. In January 2024, the Company received confirmation of the legal dissolution of Om of Medicine, LLC.

•

During the fiscal quarter ended September 30, 2023, as part of a strategic shift to focus on its core profitable markets, the Company ceased its THC cannabis cultivation and production operations in the state of California.

•

On October 13, 2023, the Company entered into a senior secured credit facility for an aggregate principal of up to $10.0 million with Alt Debt II, LP, to build out the Company’s retail operations in Illinois.

•

On November 17, 2023, the Company entered into an agreement to acquire Westside Visionaries, LLC, which holds a conditional adult use dispensary license in the state of Illinois. The acquisition is subject to regulatory approval and would be the Company’s fourth dispensary in the state.

•	Effective December 1, 2023, Peter Kampian was appointed as the Company’s Chief Financial Officer.

•

Effective January 8, 2024, Andrew Thut, the Company’s then-Chief Investment Officer, replaced Leonid Gontmakher as Chief Executive Officer. Mr. Gontmakher will remain on the board of directors of the Company as a director, and will continue to serve as a consultant to the Company.

•	On January 29, 2024, the Company agreed with its largest lender, LI Lending, LLC, to convert $23.0 million of the Company’s senior secured debt to SVS at a conversion price of $0.125 per SVS.

•

On February 5, 2024, the Company completed construction of its flagship cultivation and production facility in Matteson, Illinois, with operations expected to commence before the end of June 2024. The state-of-the-art facility, now one of the largest cultivation and manufacturing centers in Illinois, spans approximately 250,000 square feet of production space, and includes the use of innovative and energy efficient technologies such DLC-certified LED lighting, HVAC systems utilizing cutting edge compressor wall technology, and fully automated irrigation and fertigation systems.

•

On May 25, 2024, the Company opened a new adult use dispensary in Norridge, Illinois, in the Chicago metropolitan area. The new dispensary is owned by Euphoria, LLC and will be managed by the Company under a management services agreement until a change of ownership application is approved by the Illinois Department of Financial and Professional Regulation.

Material facts

There are no material facts about the Company and the securities being distributed hereunder that have not been disclosed either in this offering document or in any other document filed by the Company in the 12 months preceding the date of this offering document on the Company’s profile at www.sedarplus.ca.

What are the business objectives that we expect to accomplish using the available funds?

There can be no guarantee that the Company will be successful in raising the full amount under this Offering. The business objectives that the Company expects to accomplish using the available funds raised in connection with the Offering are set out in the table below. The balance of any amounts raised under the Offering will be allocated to general working capital and corporate purposes.

Business Objective	Tactics to Support Objective	Anticipated Timeline to Completion	Estimated Cost
Bring operational the Matteson, Illinois cultivation and production facility	Purchase equipment	August 2024	$400,000
	Purchase inputs to start cultivation	August 2024	$500,000
Ensure sufficient product availability in the Norridge, Illinois dispensary	Purchase inventory	June 2024	$300,000
Massachusetts cultivation facility CAPEX	Purchase equipment	November 2024	$1,600,000
Illinois retail footprint expansion	Purchase license and CAPEX for store build	December 2024	$1,600,000

USE OF AVAILABLE FUNDS

What will our available funds be upon the closing of the Offering?

The expected total available funds to the Company following completion of the Offering are estimated to be as follows:

	Source	Assuming 100% of offering(5)
A	Amount to be raised by this Offering	$5,000,100
B	Selling commissions and fees (1)	$300,006
C	Estimated offering costs (e.g., legal, accounting, audit) (2)	$300,000
D	Net proceeds of offering: D = A - (B+C)	$4,400,094
E	Adjusted working capital as at most recent month end (deficiency) (3)	$5,905,000
F	Additional sources of funding (4)	$2,721,000
G	Total available funds: G = D+E+F	$13,026,094

Notes:

(1)

See “Fees and Commissions” below. Assumes a 6% cash commission associated with each Unit sold other than in respect of proceeds from the sale of Units to certain “president’s list” purchasers (the “President’s List”), for which a 3% commission will be payable. The stated amount assumes no purchasers from the President’s List.

(2)	Includes the estimated legal fees of the Offering.
(3)

Amount provided is unaudited and calculated using a USD/CAD FX rate of 1.3. The Company’s estimated working capital as of May 31, 2024 is approximately ($83.1 million). In calculating the Company’s adjusted working capital for the next 12 months, management has adjusted the following items:

a.

Exclusion of approximately $54.0 million, representing taxes payable relating to federal and state taxes owed. Taxes payable are non-operational in nature and have been excluded in the calculation of adjusted working capital. Additionally, the Company intends to challenge past taxes owed on the basis that 280E is unconstitutional in nature.
b.	Exclusion of approximately $8.2 million, representing derivative liability relating to the conversion of the senior secured loan with LI Lending, LLC, into SVSs.
c.

Exclusion of approximately $13.2 million, representing the current portion of notes payable relating to the current portion of lender debt that is due and payable. The Company is actively working with lenders to refinance the debt, in addition to pushing the current portion of the debt out beyond FY24.

d.	Exclusion of approximately $15.5 million, representing current liabilities held for sale or disposal relating to discontinued operations.
e.	Exclusion of assets representing approximately $1.8 million assets held for sale or disposal relating to discontinued operations.

While the adjusted working capital figure and the above noted exclusions are deemed reasonable and expected by management of the Company as at the date of this Offering Document, the exclusions are contingent upon future events that may or may not occur. Please see “Cautionary Statement Regarding Forward Looking Information” in this Offering Document for treatment of such forward looking information.

(4)	Represents the Company’s current cash on hand.
(5)	Amounts provided do not include exercise of the Agents’ Option.

How will we use the available funds?

Description of intended use of available funds listed in order of priority	Assuming 100% of Offering(4)
Achievement of business objectives stated above(1)	$4,400,000
Selling, general, and administrative (“SG&A”) expenses for the next 12 months (2)	$1,500,000
Unallocated adjusted working capital	$7,126,094
Total: Equal to G in the available funds in item 8(3)	$13,026,094

Notes:

(1)

The Company will use more than 10% of the available funds to purchase equipment needed to make operational the Company’s Matteson, Illinois cultivation and production facility and to enhance operations at its Holliston, Massachusetts and Worcester, Massachusetts cultivation and production facilities. The estimated purchase price for equipment to be purchased includes, approximately, (i) $1,030,000 to be spent at the Company’s location in Georgetown, Massachusetts, which includes the purchase of processing equipment, environmental equipment, and remediation equipment; (ii) $225,000 at the Company’s Holliston, Massachusetts location, which includes the purchase of processing equipment and environmental equipment; (iii) $405,000 at the Company’s Worcester, Massachusetts location, which includes environmental equipment; and (iv) $380,000 at the Company’s Matteson, Illinois location, which includes processing equipment and environmental equipment.

(2)

The Company plans on allocating a portion of the proceeds to bolster SG&A expenses for 12 months following the Offering, the exact quantum of which is dependent on the total amount raised. The Company intends to use the proceeds it allocates to SG&A to increase marketing and sales expense spend to continue to build out its presence in Illinois as the Matteson facility approaches full operational status. Additionally, the Company intends to allocate a portion of proceeds to consulting fees, office and administrative fees, accounting and auditing services and legal fees, as the Company continues to restructure its operations.

(3)	Total funds available assumes that the Company’s adjusted working capital for the next 12 months is $5.9 million as outlined in note 3 of the “Use of Available Funds”.

(4)	Amounts provided do not include exercise of the Agents’ Option.

The Company’s audited annual financial statements for the period ending December 31, 2023 include a going concern note. The Offering makes it less likely that a going concern note will be required in the annual financial statement for 2024 by bolstering the Company’s available working capital.

The above noted allocation of capital and anticipated timing represents the Company’s current intentions with respect to its use of proceeds based on the current expectations of management of the Company, which could change in the future as its plans and business conditions evolve. Although the Company intends to spend the proceeds from the Offering as set forth above, there may be circumstances where a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above, as the amounts actually allocated and spent will depend on a number of factors, including the Company’s ability to execute on its business plan. See the “Cautionary Statement Regarding Forward-Looking Information” section above.

How have we used the other funds we have raised in the past 12 months?

As disclosed pursuant to a press release dated October 16, 2023, the Company entered into a US$ 10,000,000 senior secured credit facility agreement with ALT Debt II, LP (the “Credit Facility”). The funds received from the Credit Facility were directed towards the build out of the Company’s retail operations in Illinois, particularly the dispensary in Norridge, and were used to acquire two adult use licenses. The Company confirms that there was no variance in the disclosed use of proceeds and the actual use.

Disclosure Made About Use of Funds in Prior Financing from Past 12 Months	Explanation of Variances to Plan	Impact of Variances on Company Ability to Achieve Objectives and Milestones
October 16, 2023 press release regarding US$10 million Credit Facility.	N/A. The Company used the funds from the Credit Facility to acquire two adult use licenses and build out the Company’s dispensary in Norridge, Illinois.	N/A.

FEES AND COMMISSIONS

Who are the dealers or finders that we have engaged in connection with this Offering, if any, and what are their fees?

Agents	Eight Capital (the “Lead Agent”) on behalf of a syndicate of agents to be formed (collectively with the Lead Agent, the “Agents”)
Compensation	In connection with the closing of the Offering, the Agents shall receive a Commission, the Broker Warrants and reimbursement for the Expenses, each as defined and further described below.
Cash Commission	The Company shall pay to the Agents a cash commission equal to 6% of the gross proceeds of the Offering (the “Commission”), estimated to be up to $300,006 assuming closing of the full Offering (not including the exercise of the Agents’ Option) and no President’s List purchasers.
Broker Warrants

The Issuer shall also issue to the Agents that number of broker warrants (each a “Broker Warrant”), equal to 6% of the number of Units sold pursuant to the Offering. Each Broker Warrant shall entitle the holder thereof to acquire one Unit exercisable at the Offering Price for a period of 24 months from the Closing Date. It is estimated that the Issuer will issue up to 2,857,200 Broker Warrants to the Agents assuming closing of the full Offering (not including the exercise of the Agents’ Option) and no President’s List purchasers.

Expenses	The Issuer shall reimburse the Agents for all reasonable expenses incurred by the Agents in connection with the Offering, including reasonable fees and expenses of the Agents’ legal counsel.
President’s List	For sales made to President’s List purchasers, the Commission payable to the Agents shall be reduced to 3% and the number of Broker Warrants issuable to the Agents shall be reduced to 3%.

Does the Agent have a conflict of interest?

To the knowledge of the Company, it is not a “related issuer” or “connected issuer” of or to the Agents, as such terms are defined in National Instrument 33-105 – Underwriting Conflicts.

PURCHASERS’ RIGHTS

Rights of Action in the Event of a Misrepresentation

If there is a misrepresentation in this offering document, you have a right

a)	to rescind your purchase of these securities with the Company, or

b)	to damages against the Company and may, in certain jurisdictions, have a statutory right to damages from other persons.

These rights are available to you whether or not you relied on the misrepresentation. However, there are various circumstances that limit your rights. In particular, your rights might be limited if you knew of the misrepresentation when you purchased the securities.

If you intend to rely on the rights described in paragraph (a) or (b) above, you must do so within strict time limitations.

You should refer to any applicable provisions of the securities legislation of your province or territory for the particulars of these rights or consult with a legal adviser.

ADDITIONAL INFORMATION

Where can you find more information about us?

Security holders can access the Company’s continuous disclosure filings on SEDAR+ at www.sedarplus.ca under the Company’s profile.

For further information regarding the Company, visit our website at https://4frontventures.com/life/.

Investors should read this offering document and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment of Units.

CERTIFICATE OF THE COMPANY

This offering document, together with any document filed under Canadian securities legislation on or after June 26, 2023, contains disclosure of all material facts about the securities being distributed and does not contain a misrepresentation.

June 26, 2024

/s/ Andrew Thut	/s/ Peter Kampian
Andrew Thut	Peter Kampian
Chief Executive Officer	Chief Financial Officer